UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 8, 2025


edenor
vehículo
100%
eléctrico
edenor
movilidad
sustentable
DS064
E-TECH

EARNINGS RELEASE
Second Quarter 2025

August, 2025

edenor

Buenos Aires, Argentina, August 8, 2025 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the second quarter of 2025.

All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Ticket: EDN
Ratio: 20 Shares Class B= 1ADR

Number of Shares Net of Treasury
875.7 Million of Shares | 43.8 Million of ADRs

Total Shares
906.5 Million of Shares | 45.3 Million of ADRs

Market Capitalization
ARS 1,681,310,056,320 | USD 1,277,182,665.18

Price
ARS 1920 | USD 29.17 05/08/25

Webcast Information

On Monday, August 11th, 2025, at 11 am Buenos Aires / 10 am New York time, the Company will host a webcast to discuss Edenor's 2Q25 results. The presentation will be given by Germán Ranftl, Edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

DATE: August 11,2025
TIME: 11am BA / 10 am Nueva York

2Q 2025
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE
Click here

Germán Ranftl
Chief Financial Officer

Lucila Ramallo
Deputy Investor Relations Manager

www.edenor.com
investor@edenor.com
Tel: +54 (11) 43465511

AGENDA

- Highlights
- Regulatory Framework
- Financial Results
- Operating Indicators
- Investments
- Financial Debt
- Summary

edenor

01
HIGHLIGHTS

HIGHLIGHTS

Positive EBITDA

- ✓ EBITDA 1H25 ARS 289,385 M reflecting the tariff increases and operating efficiencies.
- ✓ VAD with monthly adjustment from August 2024 (4% average).
- ✓ May 3%; June 3.24% ; July 0.75%; August 2.1%

CAMMESA DEBT

- ✓ CAMMESA debt regularization: All outstanding balances in 3 payment plans (72/75 installments). Positive impact ARS 168,220 M.

Financial Debt

- ✓ Successful issuance of USD 80 M Notes Class 8 and ARS 20 Billion Notes Class 9.

Improvements in Credit Ratings

- ✓ International Ratings:
  - S&P raised to B-
  - Moody's raised to B3
- ✓ Local Ratings:
  - S&P raised to raBBB-
  - Fix Scr Notes Class 8 and 9 A1(arg)

02

REGULATORY FRAMEWORK

REGULATORY FRAMEWORK

Tariffs Review Process

- 319.2% nominal increase since February 2024
- +4% monthly average since August 2024 with a positive impact on EBITDA (ARS 223,339 M in 2Q25).
- **5 Year Tariff Review** was completed (2025-2030):
    - 14.35% increase: 3% in May 2025, 0.42% from June 2025 to November 2027
    - Plus, monthly inflation adjustment: 33% CPI and 67% IPIM
        - ➢ June 3.24%
        - ➢ July 0.75%
        - ➢ August 2.1%



REGULATORY FRAMEWORK

CAMMESA Debt Regularization (05-21-25)

- All outstanding balances to CAMMESA were included in 3 payment plans (72/75 installments) in accordance with Decree 186/2025 and Provision No. 1/2025:
    - ✓ Regularization of debt not included in existing payment plans prior to November 30, 2024, in 72 installments, with 12-month grace period, interest rate of 50% of the MEM, with Biannual review.
    - ✓ The plan whose installments were adjusted based on the energy price in MWh, was converted to pesos at the energy price applicable to October 2024, with an interest rate of 50% of the MEM, with the same conditions as the current plan (75 installments remaining as of May-25, with no grace period).
- Positive impact 2Q25: ARS 168.220 million.
- **The Regulatory Asset* claim is pending**



*For past differences in tariff adjustments

edenor

03
FINANCIAL RESULTS

Improvement in results.

edenor

EDENOR invested ARS 163,538 million in 1H25 and achieved improvements in main operating indicators

In million of Pesos in constant figures	**1H25	**1H24	%	**2Q25	**2Q24 Restated (1)	%
Revenues	1,299,917	1,065,380	22%	622,989	608,876	2%
Energy purchases	(776,650)	(571,418)	36%	(373,609)	(306,236)	22%
Distribution Margin	**523,267**	**493,962**	**6%**	**249,380**	**302,640**	**(18%)**
Operating expenses	(489,930)	(471,564)	4%	(241,862)	(239,386)	1%
Other op. Net income	24,491	18,859	30%	15,594	9,878	58%
Other operating expense	(23,647)	(16,227)	46%	(13,404)	(11,396)	18%
Operating Results	**34,181**	**25,030**	**37%**	**9,708**	**61,736**	**(84%)**
Agreement on the Reg. Of Oblig.	168,220	-	n/a	168,220	-	n/a
Financial Results, net	(182,851)	(538,573)	66%	(110,401)	(184,736)	40%
RECPAM*	144,440	544,015	(73%)	58,354	177,871	(67%)
Income Tax	(32,986)	157,643	(121%)	(32,947)	12,875	356%
Net Results	**131,004**	**188,115**	**(30%)**	**92,934**	**67,746**	**37%**

*Monetary gain

**International Accounting Standards: Financial information in hyperinflationary economies

(1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

Revenues: Reached ARS 622,989 million in 2Q25 (+2% in constant currency vs. 2Q24). This was mainly due to the tariff regularization including the impact of February 2024 tariff adjustment (319.2%) and subsequent monthly adjustments since August 2024 (4% on average)
The number of clients at 2Q25 reached 3.36 million (+2% vs. 2Q24).

Energy Purchases: Increased to ARS 373,609 million in 2Q25 (22% vs. 2Q24), mainly due to the impact of higher generation prices and reduction of subsidies.

Distribution Margin: Reached ARS 249,380 million in the second quarter of 2025, which represented a decrease of 18% compared to the same period of the previous year. The gross margin accumulated as of 06/30/25 was 523,267 (+6% vs 1H24). This was due mainly to the tariff adjustments, mainly offset by higher energy costs (reduction of subsidies).

Net Financial Results: These were a net expense of ARS 110,401 million in the 2Q25, which improved compared to the second quarter 2024 mainly due to the reduction in interest costs and the regularization of CAMMESA debt under the recently-signed new agreement.

Net Results: For the second quarter of 2025, the company posted a profit of ARS 92,934 million, compared to a profit of ARS 67,746 million, in the second quarter of 2024. The improvement is mainly due to the debt regularization agreement signed with CAMMESA and the positive impact of the tariff adjustment.

Investments: For 2Q25, capex was ARS 82,670 million with a cumulative total of ARS 163,538 million, in line with our 2025 investment plan.
Investment spending reflects our firm commitment to improving service quality, which is reflected in the significant improvement in our main operating indicators.

edenor

Energy sales volumes in 2Q25 was higher than 2Q24

	1H25			1H24			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	5,417	46.6%	2,997,566	5,392	46.7%	2,940,535	0.5%	1.9%
Small commercial	1,042	9.0%	326,197	1,070	9.3%	333,989	(2.6%)	(2.3%)
Medium commercial	768	6.6%	32,175	767	6.6%	31,427	0.1%	2.4%
Industrial	1,724	14.8%	7,270	1,763	15.3%	7,314	(2.2%)	(0.6%)
Wheeling System	1,961	16.9%	866	1,880	16.3%	769	4.4%	12.6%
Others								
Public lighting	303	2.6%	21	291	2.5%	21	3.8%	0.0%
Social Neighbhoods and others	400	3.4%	665	383	3.3%	641	4.6%	3.7%
Total	**11,615**	**100%**	**3,364,760**	**11,546**	**100%**	**3,314,696**	**0.6%**	**2%**

	2Q 2025			2Q 2024			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,650	46.8%	2,997,566	2,608	46.9%	2,940,535	1.6%	1.9%
Small commercial	500	8.8%	326,197	506	9.1%	333,989	(1.3%)	(2.3%)
Medium commercial	360	6.4%	32,175	356	6.4%	31,427	1.1%	2.4%
Industrial	832	14.7%	7,270	831	14.9%	7,314	0.0%	(0.6%)
Wheeling System	942	16.6%	866	887	15.9%	769	6.3%	12.6%
Others								
Public lighting	168	3.0%	21	167	3.0%	21	0.7%	0.0%
Social Neighbhoods and others	217	3.8%	665	211	3.8%	641	3.0%	3.7%
Total	**5,668**	**100%**	**3,364,760**	**5,565**	**100%**	**3,314,696**	**1.85%**	**2%**

*2Q25: 894,321 customers benefited from Social Tariff

Sales volumes in 2Q25 totaled 5,668 GWh, (+1.85% vs. 2Q24) mainly due to the effect of lower temperature on demand from residential customers.

Edenor's client base reached 3.36 million (+2% vs 2Q24), which was mainly due to an increase in residential and medium-size commercial clients.

With the continuation of our efforts to improve market discipline, a total of 9,951 energy meters were installed in the second quarter of 2025, which were largely designed to convert informal, unreported connections into fully transparent connections in the electricity distribution system.

edenor

Operating expenses are in line with 2Q24 (+1%)

In million of pesos in constant figures	1H25	1H25	Δ%	2Q25	2Q24	Δ%
Salaries, social security taxes	(119,526)	(133,231)	(10%)	(60,536)	(66,817)	(9%)
Pensions Plans	(3,523)	(11,312)	(69%)	(1,686)	(4,967)	(66%)
Communications expenses	(9,111)	(6,308)	44%	(4,600)	(3,633)	27%
Allowance for the imp. of trade and other receivables	(9,936)	(5,479)	81%	(3,232)	(4,750)	(32%)
Supplies consumption	(24,109)	(21,404)	13%	(12,205)	(10,182)	20%
Leases and insurance	(6,336)	(3,080)	106%	(3,270)	(1,944)	68%
Security service	(17,326)	(6,997)	148%	(9,960)	(4,146)	140%
Fees and remuneration for services	(152,835)	(102,851)	49%	(75,134)	(61,135)	23%
Amortization of assets by right of use	(3,725)	(5,380)	(31%)	(1,804)	(2,698)	(33%)
Public relations and marketing	(2,585)	(6,155)	(58%)	(1,212)	(3,153)	(62%)
Advertising and sponsorship	(1,332)	(3,171)	(58%)	(625)	(1,624)	(62%)
Reimbursements to personnel	(6)	(4)	na	(4)	(3)	na
Depreciation of property, plant and equipment	(83,259)	(84,821)	(2%)	(42,607)	(43,531)	(2%)
Directors and Sup. Committee members' fees	(408)	(225)	81%	(200)	41	(587%)
ENRE penalties	(11,548)	(59,492)	(81%)	(2,223)	(16,331)	(86%)
Taxes and charges	(44,045)	(21,402)	106%	(22,378)	(14,380)	56%
Other	(320)	(252)	27%	(185)	(133)	39%
Total	**(489,930)**	**(471,564)**	**4%**	**(241,862)**	**(239,386)**	**1%**

Operating expenses for 2Q25 are in line with 2Q24, reaching a total of ARS 241,862 million. Penalties decreased significantly, offset by higher taxes and fees increased.

At the end of June 2025, **collectability was 97.21%**, an improvement of 2% compared to the previous quarter, resulting in a period-end accrued bad debt of ARS 58,655 million.

EBITDA

Improvement due to positive impact of tariff adjustments and agreement with CAMMESA.

In million of Pesos in constant figures	1H25	1H24	%	2Q25	2Q24	%
Net operating Results	34,181	25,030	37%	9,708	61,736	(84%)
Depreciation of property, plant and equipment+ Amortization	86,984	90,201	(4%)	44,411	46,229	(4%)
Agreement on the Reg.Of Oblig.	168,220	-	n/a	168,220	-	n/a
EBITDA	**289,385**	**115,231**	**151%**	**222,339**	**107,965**	**106%**

- During the second quarter of 2025, EBITDA of ARS 222,339 million was recorded, an improvement from the ARS 107,965 million recorded in the same period of the previous year.
  - A gain of ARS 168.220 million is included due to the positive effect of the regularization agreement with CAMMESA for the pending balances. The accumulated EBITDA without this effect is ARS 121,165 M.
  - Positive impact was due to higher revenues as a result 5 Year Tariff Review including the adjustment (319.2% as of February 16, 2024).
  - Monthly tariff adjustments since August 2024 (4% average).
  - Increase in energy purchases due to the reduction of subsidies, which established limits of 250 kw in N3 and 350 kw in N2.

edenor

04
OPERATING RESULTS

edenor

SAIDI hours / year / customer


27.6
22.7
15.9
12.2
10.7
8.6
8.2
8.7
7.8
-72%
2017
2018
2019
2020
2021
2022
2023
2024
jun-25

SAIFI times / year /customer


Actual
9.0
6.9
6.2
4.6
4.1
3.6
3.4
3.5
3.1
-66%
2017
2018
2019
2020
2021
2022
2023
2024
jun-25

At the end of the second quarter of 2025, the SAIDI and SAIFI indicators were 7.8 hours and 3.1 average outages per client, respectively, in the period, which are improvements of 72% and 66% , respectively, compared to 2017. **These levels are below the Regulator requirements.**

This recovery in service is mainly due to the strong investments that the Company has made over the last year. These investments have been focused on implementing improvements in operational processes and the adoption of technology applied to the operation and management of the network.

Note: SAIDI: Measures the number of hours a user is without service per year|SAIFI: Measures the number of times a user is without service per year.

edenor


15.4%
15.6%
14.5%
14.9%
15.0%
15.2%
1Q
2Q
3Q
4Q
2024
2025

Energy losses LTM were 15.6% as of June 2025.

Driving Innovation and Efficiency in Loss Mitigation:

We continue to leverage the potential of analytical and artificial intelligence tools, strategically optimizing inspection routes and raising their efficacy. The mission of DIME ("market discipline") actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

Measurable Strides in Inspection and Detection:

From April to June 2025, a substantial total of 77,629 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 57%. This stands in comparison to the same period in the prior year when 77,969 inspections yielded an efficiency rate of 53%.

Recovery Initiatives and Redefining Balance:

To the inspections of MIDE and conventional meters was added the normalization of inactive accounts (that had been cancelled after the delinquency process had been exhausted) with MIDE meters.

Progress is being made in the implementation of a system that fully and efficiently integrates the growing number of country clubs and closed neighborhoods. Despite our consistent efforts, cases of repeat fraud have continued.

05
INVESTMENTS

INVESTMENTS IN LINE WITH CAPEX PLAN 2025

- Edenor´s capital expenditures for 2Q25 were **ARS 82,670 M**, with an accumulated **ARS 163,538 million for the 1H25**, in line with the 2025 investment plan


ARS 163,538 M
ARS 189,633 M
18,478
31,859
113,201
19,815
12,040
157,779
1H25
1H24
Electrical Investments
System and others
Staff Cost


13%
18%
6%
63%
New Supplies
Network Structure
Energy Recovery
Others

COMMISSIONING

- 132 kV expansion at the ZAPPALORTO Substation
- New 132 kV underground electroduct (8.75 km) ZAPPALORTO – MERLO
- New PUERTOS DEL LAGO 33/13.2 kV 2x20 MVA center with step-down transformers (to lower voltage).

EXPECTED 2025

- New MARTINEZ 132/13.2 kV 2x80 MVA Substation. October 2025.
- Decommissioning of the 27.5 kV NEWBERY Substation with new facilities and connection to the COLEGIALES Substation. December 2025.

edenor

06
FINANCIAL DEBT

edenor

Notes Class 8
Ago-26

- Amount: USD 80 Million (Received offers for USD 80,038,777)
- Rate: 8.5%
- Interest Payment: Biannual
- Amortization: Bullet -12 months on August 7th,2026
- Law: Argentina

Notes Class 9
Ago-26

- Amount: ARS 20 Billion (Eq. USD 15 million) (Received offers for ARS 25,453,089,000
- Rate: TAMAR +6%
- Interest Payment: Quarterly
- Amortization: Bullet - 12 months on August 7th,2026
- Law: Argentina

edenor

	S&P Global	Moody's	FixScr	FitchRatings
LT National Scale	raBBB-	A.ar	A(arg)	
ST National Scale	raBBB-	A.ar	A1(arg)	
LT Global Scale	B-	B3	-	CCC+

Notes Class	Amount (Million)	Currency	Type	Maturity	Rate	Interest Payment	Law
3	96	USD	Std	nov-26	9.75	Biannual	Argentina
5	82	USD	Std	ago-28	9.5	Biannual	Argentina
7*	184	USD	Std	oct-28 oct-29 oct-30	9.75	Biannual	New York
8	80	USD	Std	ago-26	8.5	Biannual	Argentina
9	20000 (USD 15)	ARS	Std	ago-26	TAMAR +6%	Quarterly	Argentina

TOTAL USD 457 M

Notes: S&P Global Ratings has upgraded the Company's institutional rating and national scale Note Program rating to 'raBBB-', with a stable outlook. Moody's Ratings has upgraded the Company's global scale rating to 'B3' from 'Caa1', with a positive outlook, and S&P Global Ratings has upgraded the rating to 'B-' from CCC+, with a stable outlook. On May 5, Note CLass 6 was cancelled (USD 18.6M). Notes Claass 8 and 9 have been rated A1(arg) by FIX Scr.

FINANCIAL DEBT

Senior Notes

Financial Debt Pro forma
(In million of USD)



Financial Debt as of June 30,2025
Class 8&9
Class 7
Class 5
Class 3
511
511
457
95
184
82
96
191
95
96
143.3
82
61.3
61.3
61.3
61.3
61.3
2025
2025
Pro Forma
2026
2028
2029
2030

Note: On March 7, 2025, Class 4 Notes were canceled. On May 12, Class Notes 1 were canceled and on August 5, were canceled Class Notes 6.

07
SUMMARY





- Improved long-term outlook and Ratings due to the Five-Year Tariff Review: EBITDA 1S25 ARS 289,385 M
- CAMMESA debt regularization: All outstanding balances in 3 payment plans (72/75 installments)
- Successful Local Bond issuances of USD 95 Million (USD 80 M + ARS 20 B)

- **New Business: New Opportunities**
  Expansion of Corporate Purpose: Generation of renewable and conventional energy, storage and critical minerals, having completed an initial minority investment in lithium and copper, in assets in pre-exploration stage.

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.36 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 2Q25, edenor sold 5,668 GWh of electricity and purchased 6,703 GWh (including demand from the toll system), registering revenues for 2Q25 of ARS 622,989 million. Net earnings for the second quarter 2025 were a profit of ARS 92,934 million.

INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Lucila Ramallo | Deputy Investor Relations Manager

investor@edenor.com | Tel. +54 (11) 4346 5511

edenor

Condensed Interim Consolidated Statement of Comprehensive Income

For the six-month period ended on June 30, 2025 and 2024

Values expressed in constant currency basis

(1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

In million of Argentine Pesos in constant figures	06.30.2025 ARS	06.30.2024 Restated (1) ARS
Revenues	1,299,917	1,065,380
Energy Purchases	(776,650)	(571,418)
Distribution Margin	**523,267**	**493,962**
Transmission and distribution expenses	(270,712)	(259,722)
Gross Profit	**252,555**	**234,240**
Selling expenses	(104,440)	(122,108)
Administrative expenses	(114,778)	(89,734)
Other operating income	24,545	18,918
Other operating expense	(23,647)	(16,227)
Loss from investment in subsidiary and interest in joint	(54)	(59)
Operating Results	**34,181**	**25,030**
Agreement on the Regularization of Obligations	168,220	
Financial income	171	741
Financial cost	(138,345)	(271,722)
Other financial results	(44,677)	(267,592)
Net financial costs	**(182,851)**	**(538,573)**
RECPAM	144,440	544,015
Income (loss) before taxes	**163,990**	**30,472**
Income tax	(32,986)	157,643
Income for the period	**131,004**	**188,115**
Basic and diluted earnings Profit per share:		
Income per share (argentine pesos per share)	149.72	214.99

Consolidated Statement of Comprehensive Income

For the six-month period ended on June 30, 2025 and 2024

Values expressed at historical values

In million of Argentine Pesos at histórical values	06.30.2025 AR$	06.30.2024 AR$
Revenues	1,233,858	677,302
Energy Purchases	(737,179)	(358,367)
Subtotal	**496,679**	**318,935**
Transmission and distribution expenses	(199,940)	(119,537)
Gross Profit	**296,739**	**199,399**
Selling expenses	(90,389)	(68,858)
Administrative expenses	(100,813)	(45,274)
Other operating income, net	3,363	(3,725)
Operating Results	**108,900**	**81,542**
Agreement on the Regularization of Obligations	**168,220**	
Financial income	162	473
Financial expenses	(158,813)	(172,630)
Other financial expense	(16,770)	(163,685)
Net financial expense	**(175,421)**	**(335,842)**
Profit before taxes	**100,101**	**(254,300)**
Income tax	2,216	46,021
Profit for the period	**102,318**	**(208,279)**
Basic and diluted earnings Profit (Loss) per share:		
Income per share (argentine pesos per share)	116.93	(238.03)

Condensed Interim Consolidated Statement of Financial Position

For the six-month period ended as of June 30, 2025 and December 31, 2024

Values expressed on a constant currency basis

In million of Argentine Pesos in constant figures	06.30.2025 AR$	12.31.2024 AR$
ASSETS		
Non-current assets		
Property, plant and equipment	3,533,410	3,455,917
Interest in joint ventures	95	140
Right-of-use asset	10,564	12,029
Other receivables	12,591	141
Financial assets at fair value through profit orv loss	17,414	
Total non-current assets	**3,574,074**	**3,468,227**
Current assets		
Inventories	190,259	172,383
Other receivables	45,279	65,211
Trade receivables	467,259	417,074
Financial assets at amortized cost	854	11,739
Financial assets at fair value through profit or loss	327,386	418,206
Cash and cash equivalents	59,237	27,530
Total current assets	**1,090,274**	**1,112,143**
TOTAL ASSETS	**4,664,348**	**4,580,370**

	06.30.2025 AR$	12.31.2024 AR$
EQUITY		
Share capital	875	875
Adjustment to share capital	854,655	854,655
Additional paid-in capital	11,888	11,888
Treasury stock	31	31
Adjustment to treasury stock	18,277	18,277
Cost treasury stock	(70,036)	(70,036)
Legal reserve	74,865	59,204
Voluntary reserve	850,110	573,327
Other comprehensive loss	(6,078)	(6,078)
Accumulated profits	131,004	292,444
TOTAL EQUITY	1,865,591	1,734,587
LIABILITIES		
Non-current liabilities		
Trade payables	3,758	3,245
Other payables	365,495	216,002
Borrowings	419,069	408,530
Deferred revenue	123,879	124,455
Salaries and social security payable	9,170	7,166
Benefit plans	17,203	15,709
Deferred tax liability	739,508	791,624
Provisions	23,162	24,748
Total non-current liabilities	1,701,244	1,591,478
Current liabilities		
Trade payables	656,023	873,322
Other payables	129,824	129,653
Borrowings	126,690	129,519
Deferred revenue	641	119
Salaries and social security payable	46,540	71,256
Benefit plans	1,441	1,659
Tax payable	48,662	39,461
Income Tax Payable	69,391	-
Provisions	18,301	9,315
Total current liabilities	1,097,513	1,254,304
TOTAL LIABILITIES	2,798,757	2,845,783
TOTAL LIABILITIES AND EQUITY	4,664,348	4,580,370

Condensed Interim Consolidated Statement of Cash Flows

For the six-month period ended on June 30, 2025 and 2024

Values expressed on a constant currency basis

(1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

In million of Argentine Pesos in constant figures	06.30.2025 AR$	06.30.2024 Restated (1) AR$
Cash flows from operating activities		
Income for the period	131,004	188,115
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:	5,536	(57,091)
Changes in operating assets and liabilities:		
Increase in trade receivable	(100,809)	(298,076)
(Decrease) Increase in trade payables	(244,712)	256,260
(Decrease) Increase in salaries and social security payable	(12,425)	6,758
Others	329,322	4,807
Net cash flows generated by operating activities	**107,916**	**100,773**
Net cash flows used in investing activities	**(38,346)**	**(265,696)**
Net cash flows generated by financing activities	**(34,039)**	**105,123**
Increase in cash and cash equivalents	**35,531**	**(59,800)**
Cash and cash equivalents at beginning of year	(36,314)	22,879
Exchange differences in cash and cash equivalents	1,143	2,132
Result from exposure to inflation	(185)	(43)
Increase in cash and cash equivalents	35,531	(59,800)
Cash and cash equivalents at the end of the period	**175**	**(34,832)**
Supplemental cash flows information		
Non-cash activities		
Acquisitions of advances to suppliers,property, plant and equipment through increased trade payables	(21,334)	(13,489)
Acquisitions of advances to suppliers, rights- of- use assets through increased trade payables	(2,260)	(4,563)
Acquisition of minority interest through increase other payables	(28,999)	

DISCLAIMER

edenor

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements."

Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.